

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 12, 2016

Michael Cothill
Chief Executive Officer
Hammer Fiber Optics Holdings Corp.
311 Broadway
Point Pleasant Beach, NJ 08742

> **Re:** **Hammer Fiber Optics Holdings Corp.**
> **Form 8-K**
> **Filed July 21, 2016**
> **File No. 001-35876**

Dear Mr. Cothill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 8-K filed July 21, 2016

Item 5.06 Change in Shell Company Status, page 3

1.   We note your disclosure in Section 2.3 on page 2 of Exhibit 10.01, Share Exchange Agreement, on Form 8-K filed April 28, 2016, that "Management represents that during the existence of the entity there has always been a viable business with ongoing operations and has had more than nominal operations." We further note that you indicated by check mark on the cover page of your Form 10-K filed October 25, 2013 that you were a shell company. However, on Form 10-Q filed December 12, 2013 you did not indicate by check mark that you were a shell company. Please disclose here that you were previously deemed a shell company as defined by Rule 405 of the Securities Act. Further, please explain how you made the determination between October 25, 2013

and December 12, 2013 that you were no longer a shell company and why you did not file Item 5.06 disclosure at that time.

Business, page 3

2.   Please disclose how long Hammer Fiber Optic Investments, Ltd. has been in business.

3.   We note your disclosure on Form 10-Q filed on December 19, 2014 that you did not reach the exploration stage and considered yourself to be a "pre-exploration stage company." Please disclose here that Recursos Montana S.A. was a shell company and clarify that you did not reach the exploration stage so that your description is consistent with prior filings.

4.   We note that you refer to your wholly-owned subsidiary as HFO Holdings, Hammer Fiber Optics Holdings Corp., and HMMR Fiber Optics Holding Corp. Please define the term the first time you use it and be consistent throughout your disclosure.

5.   Please clarify that your shares of common stock began trading on the OTC BB under the ticker symbol "HMMR" so that investors are not confused about where your stock currently trades.

6.   Please estimate the amount that your company spent during each of the last two fiscal years on research and development activities. Please refer to Item 101(h)(4)(x) of Regulation S-K.

7.   Provide us with copies of any reports and industry analysis that you cite or upon which you rely. Please mark these sources carefully to enable us to easily identify what material was used in the document and where it was used. We refer you to the following statements:

- Page 5: "We have therefore decided to enter this market without the involvement and/or validation of the incumbent operators who are all actively engaged in depreciating their existing massive legacy technology CAPEX commitments."
- Page 9: "As per capita incomes start improving as a result of the Hammer Fiber Optic project, more people will be able to afford access to Hammer services … ."
- Page 10: "The Hammer Wireless Access Technology has been awarded to Hammer on an EXCLUSIVE basis across the entire State of New Jersey, USA."
- Page 11: "Competition in the chosen markets covered by the Company is virtually non-existent … ."
- Page 11: "This is evident from literally hundreds of reports from all the main providers in the area. For example: "Verizon current CEO found even bigger profits could be made from its prestigious wireless division. McAdams has shifted … with wireless home phone replacements and wireless broadband.""

Risk Factors, page 11

8.   Please add risk factor disclosure to inform investors that a large portion of your shares are held by the directors and named executive officers of the company and that, as a result, investors may have limited influence on the company's corporate governance.

Management's Discussion and Analysis

Forward-Looking Statements, page 15

9.   Please remove your references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 as these safe harbors for forward-looking statements do not apply to issuers of penny stock.

Results of Operations, page 16

10.   Please state whether the company recorded any income during the fiscal year ended July 31, 2015. Please explain how cash increased from $10,415 at July 31, 2014 to $1,384,527 at July 31, 2015.

11.   Please expand the disclosure to explain the nature of the management fees capitalized as of July 31, 2015 and the reason for capitalizing these fees rather than expensing the fees as incurred.

Liquidity and Capital Resources, page 16

12.   Please disclose here that your independent auditors have expressed the opinion that there is substantial doubt about the ability of the Company to continue as a going concern.

Off-Balance Sheet Arrangements, page 16

13.   Please consolidate the two sections entitled "Off-Balance Sheet Arrangements" or advise.

Item 5. Directors and Executive Officers

Identification of Executive Officers and Directors of the Company, page 18

14.   Please provide all information required by Item 401 of Regulation S-K. For example, you did not provide ages of all directors and executive officers nor positions and offices with the registrant held by each such person.

Item 6. Executive Compensation, page 21

15.   Please provide a footnote explanation to "All Other Compensation" so that investors will understand what is included in this column.

Item 7. Certain Relationships and Related Party Transactions, page 22

16.   We note your disclosure that no associate or affiliate has any material interest in any transaction that has occurred during the past fiscal year. However, Item 404(d) of Regulation S-K requires disclosure for the prior two fiscal years. Please revise or advise.

Item 9. Market Price of and Dividends of the Registrant's Common Equity and Related Stockholder Matters, page 23

17.   Please provide all information required by Item 201 of Regulation S-K. For example, you did not provide information regarding market information for the company's shares and holders of the company's shares.

Exhibits, page 25

18.   We are unable to locate the Amendment to the Articles of Incorporation because they were not filed with the SEC on March 1, 2015. Please advise or refile this exhibit.

Exhibit 99.1 - Financial Statements

19.   Please include the unaudited interim financial statements of Hammer Fiber Optic Investments, Ltd. as of April 30, 2016 in the Form 8-K.

Report of Independent Registered Public Accounting Firm, page 1

20.   Please ask your accountants to revise the explanatory language regarding going concern basis to include reference to the disclosure of management's plan pursuant to AU Section 508.

Note 2 – Summary of Significant Accounting Policies, page 6

Capitalized Software Costs, page 6

21.   Please expand the disclosure to clarify why the consulting fees incurred during the period were capitalized rather than expensed as incurred. Describe the nature of the costs and the basis for determining whether the projects were in the preliminary project stage or the application development stage. See ASC 350-40-25-1 and 350-40-25-2 for guidance.

Note 10 – Subsequent Events, page 9

22.   We note that the share exchange agreement has not yet been finalized or closed as of the date of the financial statements. Please clarify the disclosure to state that the transaction was consummated on July 19, 2016.

23.   Please expand the disclosure to clarify whether the Private Placement of $2,400,000 since August 1, 2015 and the loan of $2,400,000 on January 13, 2016 were separate transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications